Exhibit 99.1

VERTICAL AEROSPACE APPOINTS AVIATION INDUSTRY VETERAN, DÓMHNAL SLATTERY, AS CHAIRMAN

•	Mr. Slattery brings over three decades of aviation expertise including founding and scaling two of the leading global aviation finance firms: Avolon and SMBC Aviation

•	Dómhnal rejoins Vertical’s Board having previously led the business in building its industry leading order book and listing on the New York Stock Exchange

•	Vertical announces Chair appointment as it continues to deliver against its Flightpath 2030 strategy to lead the eVTOL sector by the end of the decade

London, UK & New York, USA, 15 January 2025

Vertical Aerospace (Vertical) [NYSE: EVTL], a global aerospace and technology company that is pioneering electric aviation, announces the appointment of Dómhnal Slattery as Chairman of its Board of Directors with immediate effect. Mr. Slattery brings over three decades of global aviation industry expertise to Vertical and rejoins the Board having previously served as Chairman from January 2022 to August 2023 during which time Vertical built its industry leading order-book and listed on the New York Stock Exchange.

Mr. Slattery is one the world’s leading aircraft leasing and finance pioneers having founded and built Avolon and SMBC Aviation into leading industry players. Today, they are respectively ranked as the number two and three aircraft leasing companies in the world. He is also CEO and Chairman of Clahane Capital.

Vertical will benefit from Mr. Slattery’s extensive leadership and capital markets expertise and, in particular, his understanding of and track record in the global aviation sector. The businesses he has founded and built have collectively raised and deployed over $75 billion in capital.

Mr. Slattery has been widely recognised for his exceptional contributions to the aviation industry. He was the 2023 recipient of the International Society of Transport Aircraft Trading (ISTAT) Award and the "Outstanding Contribution to the Aviation Industry" award at the Aviation Industry Awards in 2016. He was also awarded an honorary doctorate from Dublin City University in 2022 and the NYU Lewis L Glucksman Award for Ethical Leadership in 2020 – both of which recognised his contribution to aviation and entrepreneurship.

The appointment of Mr. Slattery as Chair follows significant progress for the business on its path to commercialise zero emissions air travel. Vertical recently strengthened its balance sheet by $180 million including securing $50 million of new committed funding. Vertical also became the second company in the world to achieve piloted thrustborne flight with a full-scale vectored thrust eVTOL aircraft.

Stephen Welch, the outgoing Chairman, will continue to serve on the Vertical Board as a non-executive director.

Dómhnal Slattery, Vertical Chairman, said: "Vertical is leading one of the most transformative shifts in aviation history, driving the transition to zero-emissions flight. I am excited to re-join the business at such a pivotal time. We have the team, technology and vision to pioneer electric aviation and deliver on our ambition to be the world’s leading eVTOL company by the end of the decade."

Stuart Simpson, CEO at Vertical Aerospace, said: "Dómhnal’s remarkable track record of founding and scaling world-class businesses positions him perfectly to guide Vertical’s journey. His leadership, understanding of capital markets and deep industry expertise will be invaluable as we accelerate towards achieving our Flightpath 2030 goal of becoming the global leader in the eVTOL sector."

-Ends-

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications justin.bates@vertical-aerospace.com +44 7878 357 463

Samuel Emden, Head of Investor Affairs samuel.emden@vertical-aerospace.com +447816 459 904

Forward-Looking Statements

This Press Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding anticipated Board changes, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6- K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.